UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                   Celanese AG
                       (Name of Subject Company (issuer))

                    Blackstone LR Associates (Cayman) IV Ltd.
                Blackstone Management Associates (Cayman) IV L.P.
                  Blackstone Capital Partners (Cayman) IV L.P.
                   Blackstone Capital Partners (Cayman) Ltd. 1
          Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd.
                           BCP Crystal Holdings Ltd. 2
                      BCP Caylux Holdings Luxembourg S.C.A.
                      BCP Crystal Acquisition GmbH & Co. KG
                      (Names of Filing Persons (Offerors))

                          Ordinary Shares, no par value
                         (Title of Class of Securities)

                                    D1497A101
                      (CUSIP Number of Class of Securities)

                                    Chinh Chu
                      BCP Crystal Acquisition GmbH & Co. KG
                          c/o The Blackstone Group L.P.
                                 345 Park Avenue
                            New York, New York 10154
                                 (212) 583-5000

                                    Copy to:
                           William R. Dougherty, Esq.
                         Simpson Thacher & Bartlett LLP
                              425 Lexington Avenue
                            New York, New York 10017
                                 (212) 455-2000

           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                            Calculation of Filing Fee

--------------------------------------------------------------------------------
Transaction valuation*                                     Amount of filing fee

Not applicable                                                   Not applicable
--------------------------------------------------------------------------------

*Set forth the amount on which the filing fee is calculated and state how it was determined.

| |  Check the box if any part of the fee is offset as provided by Rule 0-11(a)
     (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid:
                  Form or Registration No.:
                  Filing Party:
                  Date Filed:

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

     |x|   third-party tender offer subject to Rule 14d-1.

     | |   issuer tender offer subject to Rule 13e-4.

     | |   going-private transaction subject to Rule 13e-3.

     | |   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: | |

At the time the mandatory tender offer described in this document is commenced, assuming the U.S. tender rules apply to the transaction, BCP Crystal Acquisition GmbH & Co. KG (BCP) will file a tender offer statement with the U.S. Securities and Exchange Commission (SEC) with respect to the mandatory tender offer and Celanese AG will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the mandatory tender offer. Celanese AG shareholders are strongly advised to read the tender offer statement, the solicitation/recommendation statement on Schedule 14D-9 and other relevant documents regarding the mandatory tender offer filed by BCP or Celanese AG, as the case may be, with the SEC when they become available because they will contain important information. Celanese AG shareholders will be able to receive these documents, when they become available, free of charge at the SEC's web site, www.sec.gov. Celanese AG shareholders will also be able to obtain documents filed by BCP in connection with the mandatory tender offer free of charge from BCP and documents filed by Celanese AG in connection with the mandatory tender offer free of charge from Celanese AG. This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of Celanese AG.

No vote or consent of any shareholder is being sought or solicited hereby. This document does not constitute an offer to sell or a solicitation of an offer to buy any securities. None of the transactions contemplated hereby has been or will be registered under the U.S. Securities Act of 1933, as amended. No securities referred to herein may be offered or sold in the United States or to a U.S. person absent registration under such act or an applicable exemption from the registration requirements of such act.

Note regarding forward-looking statements. This release contains "forward-looking statements." Forward-looking statements may be identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "will" or words of similar meaning. These statements are based on the current expectations of Celanese AG's management, and are inherently subject to uncertainties, risks and changes in circumstances. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are factors relating to changes in global, political, economic, business, competitive, market and regulatory forces. BCP Crystal Acquisition GmbH & Co. KG does not undertake any obligation to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

                                  EXHIBIT INDEX

EXHIBIT NUMBER              DESCRIPTION

    99.1                    Form 6-K of Celanese AG, filed August 31, 2004